509 Madison Avenue, Suite 306

New York, New York 10022

October 10, 2017

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor, Esq.

Re:         Tonix Pharmaceuticals Holding Corp.

Registration Statement on Form S-1

File No. 333-220749

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Tonix Pharmaceuticals Holding Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, October 12, 2017, or as soon thereafter as possible.

TONIX PHARMACEUTICALS HOLDING CORP.

By: /s/ BRADLEY SAENGER

Name: Bradley Saenger

Title: Chief Financial Officer